Fidelity Wise Origin Bitcoin Fund

245 Summer Street V13E

Boston, Massachusetts 02210

January 10, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Fidelity Wise Origin Bitcoin Fund

(the “Registrant”)

Ladies and Gentlemen:

The undersigned, Fidelity Wise Origin Bitcoin Fund (the “Registrant”), pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Amendment No. 6 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-254652), filed on January 9, 2024, so that the same may become effective at 5:00 p.m. Eastern Time on January 10, 2024 or as soon thereafter as practicable.

The Registrant hereby withdraws its previous request for acceleration filed with the Commission on January 9, 2024.

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FD Funds Management LLC, Sponsor of the Fidelity Wise Origin Bitcoin Fund

By:	/s/ Cynthia Lo Bessette
Name: Cynthia Lo Bessette
Title: President